SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2006
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

ACROSS AMERICA REAL ESTATE CORP
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

005017 10 8 (CUSIP Number)

G. Brent Backman
1440 Blake Street, Suite 310, Denver, Colorado 80202
(720) 932-9395
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  005017 10 8                    13D

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

GDBA Investments, LLLP
_______________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group*   (a) G
   (b) G

_______________________________________________________________________

(3) SEC Use Only

_______________________________________________________________________

(4) Source of Funds*

    PF
_______________________________________________________________________

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    None
_______________________________________________________________________

(6) Citizenship or Place of Organization

    Colorado
_______________________________________________________________________
Number of Shares          (7) Sole Voting Power
Beneficially Owner
by Each Reporting            See Item 5 Below
Person
                ______________________________________________________

                    (8) Shared Voting Power

                        See Item 5 Below

                ______________________________________________________

                    (9) Sole Dispositive Power

                         See Item 5 Below
                ______________________________________________________

                    (10)  Shared Dispositive Power

                        -0-
                ______________________________________________________

                    (11)    Aggregate Amount Beneficially Owned by Each
                        Reporting Person

                          See Item 5 Below

                ______________________________________________________

(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

_______________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)

      See Item 5 Below
_______________________________________________________________________

(14) Type of Reporting Person
OO

Item 1.  Security and Issuer:

This statement on Schedule 13D relates to the shares of the common stock $0.001 par value (the AShares@) of ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP., a Colorado corporation (the "Company"). The address of the Company's principal executive office is 1660 Seventeenth Street, Suite 450, Denver, Colorado 80202.

Item 2.  Identity and Background

(a) This statement is being filed on behalf of GDBA Investments, LLLP (the "Reporting Person"). The Reporting Person is taking the action discussed herein.

(b) The business address of the Reporting Person is 1440 Blake Street, Suite 310, Denver, Colorado 80202.

(c) The Reporting Person is a limited liability partnership organized under the laws of the State of Colorado.

(d) The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f) The Reporting Person is a United States entity.

Item 3.  Source and Amount of Funds or Other Consideration

The source of funds for the activity disclosed herein was a cash investment into the Company and a forgiveness of debt.

Item 4.  Purpose of Transaction

GDBA Investments, LLLP acquired 250,000 shares of Convertible Preferred Stock, which was purchased at $12.00 per share for cash from personal funds as a long-term investment in the Company. GDBA Investments, LLLP intends to hold the Preferred Stock indefinitely. There are no current agreements to sell any shares of Preferred Stock. The Reporting Person also acquired a total of $3,500,000 of Senior Subordinated Notes and gave a revolving line of credit for $3,500,000.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person is the record and beneficial owner of 10,672,250 shares of Common Stock, constituting approximately 65.8% of the shares of Common Stock currently issued and outstanding.

In addition, the Reporting Person owns 250,000 shares of Convertible Preferred Stock, which was purchased at $12.00 per share and is convertible into common stock of the Company at $3.00 per share, subject to anti-dilution adjustments in certain circumstances such as if the Company pays a stock dividend, subdivides or combines outstanding shares of common stock into a greater or lesser number of shares, or takes such other action as would otherwise result in dilution of the stockholder's position.

The Reporting Person also owns a total of $3,500,000 of Senior Subordinated Notes which bear interest per annum on the unpaid principal and the highest of:

(i) the ninety day average for U.S. Treasury Notes with a 10-year maturity as determined on the last Business Day of each calendar quarter, using the constant maturity calculation, plus 650 basis points;

(ii) eleven percent (11%); or

(iii) the highest effective interest rate accruing on any outstanding indebtedness for borrowed money of the Company at any time during the applicable calendar quarter.

The Senior Subordinated Notes mature three years from the date of issuance. The full principal amount of the Senior Subordinated Notes are due upon a default under the terms of Senior Subordinated Notes.

Finally, the Reporting Person has granted a revolving loan to the Company until December 31, 2007 in the aggregate amount of $3,500,000. The Reporting Person is funding this revolving line of credit severally and not jointly with BOCO Investments, LLC. Except for the term, the revolving line of credit otherwise has the same terms and conditions as the Senior Subordinated Notes.

(b) The Reporting Person has sole voting power with respect to 10,672,250 shares of Common Stock and 250,000 shares of Convertible Preferred Stock; provided, however, that The Reporting Person and BOCO Investments, LLC (BOCO) each have the right to nominate a person to the Company’s Board of Directors. The Reporting Person and BOCO each have each agreed to vote their shares in favor of such nominees. The Reporting Person has sole dispositive power with respect to 10,672,250 shares of Common Stock and 250,000 shares of Convertible Preferred Stock and shared dispositive power with respect to -0- its Common Shares and 250,000 shares of Convertible Preferred Stock.

(c) Other than as disclosed above in Item 4, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d) Other than the affiliated companies of the Reporting Person, no other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

Item 6.	Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person and BOCO each have the right to nominate a person to the Company’s Board of Directors. The Reporting Person and BOCO each have each agreed to vote their shares in favor of such nominees. The Reporting Person and BOCO each have the right to nominate a director and each is compelled to vote in favor of such director until the earlier of (i) the 5th anniversary of the date on which all Preferred shares are converted, or (ii) the date on which such party no longer owns any shares of common stock. Mr. Zimlich has been nominated by BOCO to the Board and is expected to be elected at our next shareholders’ meeting. Mr. G. Brent Backman, who is currently a director, has been nominated by the Reporting Person to the Board and is expected to be re-elected at our next shareholders’ meeting.

Except as described in Item 5 above and this Item 6, the Reporting Person has not entered into any contractual relationships with respect to any securities of the Company.

Item 7.	Material to Be Files as Exhibits

    10.11   Securities Purchase Agreement
    10.12   Subordinated Note-GDBA
    10.14   Shareholders' Agreement
    10.15   Registration Rights Agreement
    10.16   Revolving Note-GDBA

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

GDBA Investments, LLLP
Date: 10/3/06	By:	/s/ G. Brent Backman
G. Brent Backman
General Partner